Exhibit 99.2

July 31, 2026 Q2 2026 Results 1 Q2 2026 Results Webcast 31JUL26

Vice President, Investor Relations Louis Tonelli 2 Q2 2026 Results Webcast 31JUL26

Forward-Looking Statements

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement	
Light Vehicle Production	• Light vehicle sales levels, including due to: - A decline in consumer confidence - Economic uncertainty - Elevated interest rates and availability of consumer credit - Deteriorating vehicle affordability	• Tariffs and/or other actions that erode free trade agreements • Production deferrals, cancellations and volume reductions • Production and supply disruptions • Commodities prices • Availability and relative cost of skilled labour
Total Sales Segment Sales	• Same risks as for Light Vehicle Production above • Alignment of our product mix with production demand • Supply disruptions, including as a result of semiconductor and memory (DRAM) chip shortages • Customer concentration	• Pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions • Shifts in market shares among OEMs, vehicles and/or vehicle segments • Shifts in consumer "take rates" for products we sell • Relative currency values
Adjusted EBIT Margin Adjusted Diluted EPS Free Cash Flow	• Same risks as for Total Sales and Segment Sales above • Execution of critical program launches • Operational underperformance • Product warranty/recall risks • Production inefficiencies • Unmitigated incremental tariff costs	• Restructuring costs and/or impairment charges • Inflation • Ability to secure cost recoveries • Price concessions • Commodity cost volatility • Scrap steel price volatility
Equity Income	• Same risks as Adjusted EBIT Margin above • Risks related to conducting business through joint ventures • Risks of doing business in foreign markets	• Legal and regulatory proceedings • Changes in law
Share Repurchases Weighted Average Diluted Shares Outstanding	• Same risks impacting Free Cash Flow above • Ability to repurchase shares for cancellation, including due to normal course issuer bid rules, trading blackouts, and other factors	



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MAGNA

Forward-Looking Statements (cont.)

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks
- geopolitical crises and military conflicts;
- threats to free trade agreements;
- international trade disputes;
- planning and forecasting challenges;
- interest rates and availability of consumer credit;

Risks Related to the Automotive Industry
- pace of EV adoption;
- North American EV program deferrals, cancellations and volume reductions;
- economic cyclicality;
- regional production volumes;
- deteriorating vehicle affordability;
- intense competition;

Strategic Risks
- evolution of the vehicle;
- evolving business risk profile;
- technology and innovation;
- investments in mobility and technology companies;

Customer-Related Risks
- customer concentration;
- market shifts;
- evolving OEM competitive landscape;
- dependence on outsourcing;
- consumer take rate shifts;
- nature of customer blanket purchase orders;
- potential OEM production-related disruptions;

Supply Chain Risks
- supply chain disruptions;
- regional energy supply and pricing;
- financial condition of supply base;
- supplier claims;

Manufacturing/Operational Risks
- product launch;
- operational underperformance;
- restructuring costs;
- impairments;
- skilled labour attraction/retention;

Pricing Risks
- quote/pricing assumptions;
- customer pricing pressure/contractual arrangements;
- commodity price volatility;
- scrap steel/aluminum price volatility;

Warranty/Recall Risks
- repair/replacement costs;
- warranty provisions;
- product liability;

IT Security/Cybersecurity Risks
- IT/cybersecurity breach;
- product cybersecurity breach;
- risks related to the use of artificial intelligence;

M&A Risks
- inherent merger and acquisition risks;
- acquisition integration and synergies;

Other Business Risks
- joint ventures;
- intellectual property;
- risks of doing business in foreign markets;
- tax risks;
- relative foreign exchange rates;
- returns on capital investments;
- financial flexibility;
- credit ratings changes;
- stock price fluctuation;

Legal, Regulatory and Other Risks
- legal and regulatory proceedings; and
- changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:
- discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
- set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at **www.sedarplus.ca**, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at **www.sec.gov**.

4 Q2 2026 Results Webcast 31JUL26

Today's discussion excludes the impact of other expense (income), net ("Unusual Items") and amortization of acquired intangible assets. Please refer to the reconciliation of Non - GAAP measures in our press release dated July 31, 2026 for further information. "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures". Weighted Sales Growth over Market (GoM) compares Magna organic sales growth (%) to vehicle production change (%) after applying Magna - specific geographic sales weighting, excluding Complete Vehicles, to regional production. All amounts are in U.S. Dollars Reminders 5 Q2 2026 Results Webcast 31JUL26

Chief Executive Officer Swamy Kotagiri 6 Q2 2026 Results Webcast 31JUL26

Key Takeaways 7 Strong Q2 results, with continued margin expansion driven by disciplined execution 1 • Sales up 3%, weighted Growth over Market of +3% • Adjusted EBIT up 16% , Adjusted EBIT margin expanded 70 bps to 6.2% • Adjusted EPS rose 29% to $1.86, a Q2 record • Continued traction on operational excellence activities across the Company Q2 2026 Results Webcast 31JUL26

Key Takeaways 8 Solid free cash flow reflects improved operating performance 2 • Generated operating cash flow of $954 million and free cash flow of $617 million in Q2 • S&P reaffirmed "A - " credit rating with “ Stable " outlook • Ended Q2 with strong balance sheet, including $1.4 billion in cash • Strong cash generation and investment - grade balance sheet provide financial flexibility Q2 2026 Results Webcast 31JUL26

Key Takeaways 9 Improved Outlook reflects ongoing confidence in margin, EPS and cash flow trajectory 3 • Weighted sales growth over market of +1% at midpoint • Raised FY 2026 Outlook ranges for Adjusted EBIT margin ( 6.3% to 6.6% ), Adjusted EPS ( $6.70 – $7.30) and Free Cash Flow ( $1.75B – $1.85B ) • Reflects strong H1 performance and confidence in ability to execute in H2 • Business pipeline continues to grow – over 90% of 2028 business already booked Q2 2026 Results Webcast 31JUL26

Key Takeaways 10 Executing our proven capital allocation framework 4 • Continue to invest in business to support profitable growth • Returned $598 million in capital to shareholders in Q2, through dividends and share repurchases • ~9 million shares remaining at June 30, 2026 under current buyback authorization (NCIB); Company plans to repurchase remaining shares in 2H • Expect to close remaining Lighting and Rooftop divestitures sooner than previously anticipated Q2 2026 Results Webcast 31JUL26

Awarded Driver and Occupant Monitoring System Program with European OEM 11 • Positions Magna’s DMS/OMS as a foundational, platform - level solution for OEM • Mirror - integrated hardware and software support scalable, software - defined vehicle architectures • Combines behind - the - glass camera architecture with software - enabled functionality • Reinforces Magna’s leadership in driver awareness and interior sensing integration • Expect continued growth as we scale across additional customers Q2 2026 Results Webcast 31JUL26

Awarded 800V eDrive Program with Chery 12 • 250kW 800 - volt 2 - speed eDrive highlights Magna's advanced electrification capabilities • To be produced at Magna's new Wuhu facility, supporting localized execution in China • Momentum continues with dedicated hybrid drive system now in series production with Chery on the Jetour G700 • Further strengthens Magna’s market position in eDrives Q2 2026 Results Webcast 31JUL26

Customer Recognition 13 • Magna Earns Five 2025 General Motors Supplier of the Year Awards • Highlights Magna's depth across vehicle systems spanning five product categories: Frames Transfer Cases Rubber Sealing Exterior Moldings Fascias • More than 40 GM Supplier of the Year awards earned by Magna over the last decade • Reflects long - standing partnership and consistent execution Q2 2026 Results Webcast 31JUL26

14 Active discussions underway with potential to drive high - return incremental opportunities Pursuing Adjacent Market Opportunities x Market Opportunities Several non - automotive industries seeking partners to support their growth x Returns - Based Criteria Opportunities to leverage existing capabilities and capacity; accretive to growth with strong ROIC x Magna’s Right to Win Ability to leverage auto - level reliability and quality standards Q2 2026 Results Webcast 31JUL26

EVP & Chief Financial Officer Phil Fracassa 15 Q2 2026 Results Webcast 31JUL26

16 Q2 2026 Performance Highlights Consolidated Sales $11.0B Weighted GoM 1 of +3% (+4% excl. Complete Vehicles) +3% Adjusted EPS $1.86 +29% Free Cash Flow 2 $617M 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geo gra phic sales weighting, excluding Complete Vehicles, to regional production 2 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fi xed Asset Additions and Increase in Investment in other assets Adjusted EBIT 6.2% +70 bps $677M +16% +$316M Q2 2026 Results Webcast 31JUL26

Q2 2026 Financial Results 17 1 Weighted Sales Growth over Market (GoM) compares Magna organic sales growth (%) to vehicle production change (%) after applying Magna - specific geographic sales weighting, excluding Complete Vehicles, to regional production 2 "Other" i ncludes customer price increases to recover certain higher input costs and tariffs, the net impact of commercial items, and net customer price concessions Q2 2026 LV Production - 1% North America - 1% Europe - 3% China - 2% Global - 1% Magna Weighted Weighted Sales GoM 1 : +3% (+4% excl. Complete Vehicles) Consolidated Sales ($Millions) +3% 10,631 273 172 - 96 10,980 Q2 2025 Volumes, Launches & Other Foreign Exchange Complete Vehicles excl. FX Q2 2026 2 (Organic: +2%) Q2 2026 Results Webcast 31JUL26

Q2 2026 Financial Results



Adjusted EBIT & Margin
($Millions and %)
5.5%
$583
0.75%
0.25%
0.10%
-0.40%
6.2%
$677
Note: bps changes are approximate
Q2 2025
Operational, Volumes & Other
Tariffs
Equity Income
Discrete Items[1]
Q2 2026

- Operational, Volumes & Other (+75bps)
  - Operational excellence initiatives driving productivity and efficiency improvements (+)
  - Benefits of prior restructuring actions (+)
  - Net transactional foreign exchange gains (+)
  - Higher earnings on higher organic sales (+)
  - Unfavourable product mix (-)
  - Higher commodity costs (-)
- Tariffs (+25bps)
  - Lower costs, net of recoveries (+)
- Equity Income (+10bps)
- Discrete Items[1] (-40bps)
  - Net impact of commercial items (-)

[1] *Includes items from both Q2 2026 and Q2 2025. Represents the net change year over year.*

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19 Q2 2026 Financial Results Change Q2 2026 Q2 2025 ($Millions, except per share data) 349 10,980 10,631 Sales 94 677 583 Adjusted EBIT 15 37 52 Interest Expense 109 640 531 Adjusted Pre - Tax Income (13) (122) (109) Adjusted Income Taxes 5 (10) (15) Income Attributable to Non - Controlling Interests 101 508 407 Adjusted Net Income Attributable to Magna (8.5) 273.2 281.7 Diluted Shares Outstanding (millions of shares) 0.42 1.86 1.44 Adjusted EPS ($) 20.5% 19.1% 5.5% 6.2% Q2 - 26 tax rate of 19.1% was below FY - 26 outlook of ~23% (~9 cents per share favorable impact in the quarter) Q2 2026 Results Webcast 31JUL26

Q2 2026 Segment Performance Q2 2025 Q2 2026 Seating Power & Vision Complete Vehicles Body Exteriors & Structures $4,253 $4,421 $0,000 $0,500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 $347 $360 8.2% 8.1% 0.0 0.1 0.1 0.2 0.2 0.3 0.3 $0 $50 $100 $150 $200 $250 $300 $350 $400 Sales +4% Adj. EBIT +4% $1,433 $1,448 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $42 $51 2.9% 3.5% 0.0 0.0 0.0 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 $0 $10 $20 $30 $40 $50 $60 Sales +1% Adj. EBIT +21% $3,857 $4,093 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 $162 $245 4.2% 6.0% 0.0 0.1 0.1 0.2 0.2 0.3 0.3 $0 $50 $100 $150 $200 $250 $300 $350 $400 Sales +6% Adj. EBIT +51% $1,226 $1,160 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $28 $37 2.3% 3.2% 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 $0 $10 $20 $30 $40 $50 $60 Sales - 5% Adj. EBIT +32% - 10 bps +60 bps +180 bps $Millions 20 +90 bps Q2 2026 Results Webcast 31JUL26

21 Q2 Free Cash Flow Free Cash Flow 1 ($Millions) 301 617 0 100 200 300 400 500 600 700 Q2'25 Q2'26 1 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets Key Sources (uses) of cash (141) 341 Debt Activity, net (465) - Repurchase of Common Shares (133) (137) Dividends paid Q2 2026 Q2 2025 ($Millions) 861 762 Cash from Operations Before Changes in Operating Assets & Liabilities 93 (135) Changes in Operating Assets & Liabilities 954 627 Cash from Operations (269) (246) Fixed Asset Additions (77) (94) Increase in Investments, Other Assets and Intangible Assets 9 14 Proceeds from Normal Course Dispositions (337) (326) Investment Activities 617 301 Free Cash Flow 1 Q2 2026 Results Webcast 31JUL26

Maintaining Strong Balance Sheet and Financial Flexibility 22 Rating Agency Leverage Ratio (LTM, 30JUN26) ($millions) 6,600 Adjusted Debt 4,656 Adjusted EBITDA 1.42x Rating Agency Leverage Total Liquidity (30JUN26) ($millions) 1,430 Cash and Cash Equivalents 3,500 Available Term & Operating Lines of Credit 4,930 Total Liquidity Long - Standing Investment - Grade Ratings with Moody's, S&P and DBRS • Strong liquidity of $4.9B, including $1.4B cash • Rating agency leverage 1.42x at June 30, 2026, better than expected due to strong Q2 cash flow • S&P affirmed Magna’s "A - " rating and updated outlook to "Stable" • Company well - positioned to continue significant share repurchases in 2026 Q2 2026 Results Webcast 31JUL26

23 Updated 2026 Macro Assumptions July 2026 May 2026 Macro Assumptions: Light Vehicle Production: (millions of units) 15.0 14.9 • North America 16.8 16.6 • Europe 31.2 32.0 • China Foreign Exchange Rates: 0.713 0.730 • 1 CDN dollar equals USD 1.153 1.178 • 1 EURO equals USD 0.146 0.145 • 1 RMB equals USD Q2 2026 Results Webcast 31JUL26

Updated 2026 Outlook – Summary

	May 2026	July 2026
Sales	**$41.5 – $43.1B**	**$41.3 – $42.5B**
Adjusted EBIT Margin %[1]	**6.0% – 6.6%**	**6.3% – 6.6%**
Adjusted EPS[2]	**$6.25 – $7.25**	**$6.70 – $7.30**
Free Cash Flow[3]	**$1.6 – $1.8B**	**$1.75 – $1.85B**

Other Key Assumptions:

Capital Spending (CapEx)	$1.5 – $1.6B	$1.5 – $1.6B
Equity Income (incl. in Adj. EBIT margin)	$160 – $195M	$190 – $210M
Interest Expense (net)	~$165M	~$160M
Adjusted Income Tax Rate	~23%	~23%
Diluted shares outstanding (FY avg.)	~270M	~270M

- Sales updated to reflect unfavourable foreign currency translation (driven by stronger USD) and earlier-than-expected completion of announced divestitures versus May outlook
- Expect Sales Growth over Market in 0 – 2% range (1 – 3% ex-CV)
- Increasing Adj. EBIT margin, Adj. EPS and FCF to reflect strong H1 results and expected continued solid performance through remainder of 2026
- Expect to repurchase remaining 9.1M shares under NCIB before authorization expires in early November

[1] Adjusted EBIT Margin is the ratio of Adjusted EBIT to Sales
[2] Adjusted EPS represents Net Income excluding Other expense (income), net / Diluted weighted average number of shares outstanding
[3] Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investments, Other assets and Intangibles

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Chief Executive Officer Swamy Kotagiri 25 Q2 2026 Results Webcast 31JUL26

• Achieved weighted sales growth over market • Delivered meaningful Adjusted EBIT Margin expansion • Generated solid free cash flow, reinforcing the quality and sustainability of earnings Strong Q2 2026 with margin expansion and cash generation In Summary 26 Q2 2026 Results Webcast 31JUL26

• Raised 2026 outlook, reflecting confidence in operating performance • Continued focus on margin expansion, EPS growth and strong free cash flow • Executing a disciplined capital allocation strategy, including significant return of capital Positioned for continued margin expansion , EPS growth and shareholder returns In Summary 27 Q2 2026 Results Webcast 31JUL26

Magna Investor Day Wednesday, November 11, 2026 Save The Date New York, NY 28 Q2 2026 Results Webcast 31JUL26

29 Q&A Q2 2026 Results Webcast 31JUL26

30 Q2 2026 Results Appendix Q2 2026 Results Webcast 31JUL26

31 Q2 2026 Reconciliation of Reported Results Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures $ 640 $ 17 $ 24 $ 599 Income Before Income Taxes 5.8% 5.5% % of Sales $ 122 $ 1 $ 1 $ 120 Income Tax Expense 19.1% 20.0% % of Pretax $ (10) $ - $ - $ (10) Income Attributable to Non - Controlling Interests $ 508 $ 16 $ 23 $ 469 Adjusted Net Income Attributable to Magna 1 $ 1.86 $ 0.06 $ 0.08 $ 1.72 Adjusted Diluted Earnings Per Share 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Int ang ible Assets Q2 2026 Results Webcast 31JUL26

32 Q2 2025 Reconciliation of Reported Results Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures $ 531 $ 29 $ 6 $ 496 Income Before Income Taxes 5.0% 4.7% % of Sales $ 109 $ 5 $ 2 $ 102 Income Tax Expense 20.5% 20.6% % of Pretax $ (15) $ - $ - $ (15) Income Attributable to Non - Controlling Interests $ 407 $ 24 $ 4 $ 379 Adjusted Net Income Attributable to Magna 1 $ 1.44 $ 0.08 $ 0.01 $ 1.35 Adjusted Diluted Earnings Per Share 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Int ang ible Assets Q2 2026 Results Webcast 31JUL26

33 Q2 2025 vs Q2 2026 Sales Performance vs Market Performance vs Weighted Global Production (Weighted GoM) Organic 1 Reported 4% 3% 4% Body Exteriors & Structures 5% 4% 6% Power & Vision 1% 0% 1% Seating Systems (7%) (8%) (5%) Complete Vehicles 3% 2% 3% TOTAL SALES (2%) Unweighted Production Growth (1%) Weighted Production Growth 2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q2 2026 Results Webcast 31JUL26

34 Q2 2025 vs Q2 2026 Segment Impact on Adjusted EBIT % of Sales Adjusted EBIT as a Percentage of Sales Adjusted EBIT Sales ($Millions) 5.5% $ 583 $ 10,631 2 nd Quarter of 2025 Increase (Decrease) Related to: 0.0% $ 13 $ 168 Body Exteriors & Structures 0.7% $ 83 $ 236 Power & Vision 0.1% $ 9 $ 15 Seating Systems 0.1% $ 9 $ (66) Complete Vehicles (0.2%) $ (20) $ (4) Corporate and Other 6.2% $ 677 $ 10,980 2 nd Quarter of 2026 Q2 2026 Results Webcast 31JUL26

35 Q2 2025 vs Q2 2026 Geographic Sales Q2 2025 Q2 2026 China China Production (3%) $1.2B $1.1B $0.00B $0.20B $0.40B $0.60B $0.80B $1.00B $1.20B $1.40B $1.60B $1.80B $2.00B $5.2B $5.4B $0.0B $1.0B $2.0B $3.0B $4.0B $5.0B $6.0B North America Production (1%) $4.2B $4.5B $0.0B $1.0B $2.0B $3.0B $4.0B $5.0B $6.0B Europe Production (1%) $149M $164M $0M $20M $40M $60M $80M $100M $120M $140M $160M $180M Asia Production 1% ROW Production (6%) South America Production 16% Rest of World 1 1 Rest of World represents Asia (excluding China) plus all other regions not included above. Q2 2026 Results Webcast 31JUL26

36 Segment Outlook May 2026 July 2026 8.2 - 8.8% 8.4 - 8.7% Adjusted EBIT Margin % Body Exteriors & Structures May 2026 July 2026 16.6 - 17.2 16.6 - 17.1 Sales ($Billions) May 2026 July 2026 6.0 - 6.6% 6.6 - 6.9% Power & Vision May 2026 July 2026 15.6 - 16.0 15.4 - 15.7 May 2026 July 2026 3.1 - 3.7% 3.2 - 3.5% Seating May 2026 July 2026 5.4 - 5.7 5.4 - 5.6 May 2026 July 2026 2.0 - 2.6% 2.8 - 3.1% Complete Vehicles May 2026 July 2026 4.4 - 4.7 4.3 - 4.5 Q2 2026 Results Webcast 31JUL26

37 Leverage Ratios as of June 30, 2026 Rating Agency Debt/EBITDA 1 Net Debt/ Adj. EBITDA ($Millions) $ - $ (1,430) Cash and Cash Equivalents 4,628 4,628 ST and LT Debt per Balance Sheet 1,972 - Leases and Other Credit Rating Agency Adjustments $ 6,600 $ 3,198 Net Debt / Rating Agency Debt $ 4,250 $ 4,250 LTM Adjusted EBITDA 406 - Credit Rating Agency Adjustments $ 4,656 $ 4,250 Adjusted EBITDA / Rating Agency EBITDA 1.42x 0.75x Leverage at June 30, 2026 1 "Rating Agency" Debt/EBITDA reflects estimated Moody's adjustments and resulting calculation as of June 30, 2026 Q2 2026 Results Webcast 31JUL26

38 Q2 2026 Results Webcast 31JUL26